VAWAA

Mini-apprenticeships with master artists in their studios, worldwide



| Notable Artists Worldwide | +50% YoY Organic Growth | 35,000 Hours of Human Creativity |

vawaa.com Crown Heights, NY X in ⊚   Technology   Marketplace   Female Founder   Travel & Tourism   B2C

Highlights

1. +50.4% year over year organic growth in 2026, after growing ~25–30% annually without paid marketing.

2. Available in 42 countries with 1,200+ artists on the waitlist to join VAWAA.

3. +84 NPS, 15% repeat and 95% reviews describe it as life-changing.

4. Backed by angels like Hugo Burge (ex-CEO, Cheapflights) and Camila Velasquez (New York Times, Etsy).

5. High gross margins with path to profitability by 2028 (not guaranteed).

6. Webby Gold, NYT, Artsy, Condé Nast, Skift Global Forum and partnership with American Craft Council.

7. Enabled 34,590 hours of real-world human creativity and exchange between master artists and guests.

Featured Investors

Camilla Velasquez in   Follow   Invested $200,000 ⓘ

Avid supporter of the arts, makers, builders and doers. General Manager and SVP at The New York Times. Prior, and previously SVP of Product at Justworks and a Director of Product Management at Etsy.

"I invested in VAWAA because it perfectly bridges two things I care deeply about: authentic cultural exploration and mission-driven entrepreneurship. Having gone on 3 VAWAAs—twice with my son—I experienced firsthand the magic of connecting directly with master artists and local creators around the world. It's a truly distinctive model that redefines how we experience a place.

As digital capabilities continue to grow, particularly with AI, technology is uniquely positioned to help scale this human-centered model without losing any of its magic. By applying thoughtful AI and automation to backend operations, VAWAA can curate, match, and support guests and artists more efficiently than ever. I am incredibly excited to support the team as they scale, helping them expand their community and bring these meaningful, immersive experiences to even more curious travelers."

Hugo Burge   Follow

Malek Chalabi   Follow

Santhosh Devati   Follow

Lionel Carnot   Follow

Healthcare VC

Masha Ioveva   Follow

Team

Team



Geetika Agrawal Founder and CEO SPV Voting Proxy

Designer, founder, and category-builder. 20 years across design, technology, and creative experiences at R/GA and Disney Imagineering. Built VAWAA after learning directly from master artists in 65+ countries. Cannes Lion Gold, Webby Gold, TEDIndia speaker



Salma Salman Community & Artist Growth

Co-founded a craft design studio, Cairo Hackerspace, and Fab Lab Egypt. Built engagement across kyu's global network of 23 creative companies including IDEO, SYPartners, and Sid Lee. Connects community, product, and creativity at scale.



Yolanta Siu Guest Experience

10 years of experience in communications, operations, education and visual storytelling across travel, food and fashion.



Nate Mortensen Technical Co-founder & Platform Architect

Now interim CTO & Advisor. CTO at CaterCow. Brings strong product, marketing, and systems thinking, shaped by world travel and lifelong learning.

Kris Kiger Curation & Design

Design leader and hospitality founder. Former Global Design Lead at R/GA and co-founder of &Kind. 30 years of experience in design-led experiences who brings a lifelong connection to craft from a family of crafters.

Memo from the Founder



VAWAA is building the platform for human creativity in an AI world.

We are creating a premium global marketplace where people travel to learn directly from master artists in their studios through immersive, multi-day apprenticeships. With 210+ artists across **42 countries, 34,590 hours of human creativity facilitated, +84 NPS, 98% artist retention**, and **+50.4% YoY growth in 2026** to date, VAWAA is defining a new category at the intersection of travel, learning, culture, and transformation. Backed by angels and supporters across travel, marketplaces, product, and design, including Hugo Burge, Camila Velasquez, Lionel Carnot and Vikram Dendi, we are building a **high-margin marketplace** with strong supply-side demand and a **clear path to profitability by 2028.**

Future projections are not guaranteed.

As AI adoption accelerates, we believe the value of human creativity, taste, and real-world connection is rising fast. At the same time, AI is making it possible to scale a deeply human company in a way that was not possible before. Historically, a business like this required large operational teams to manage sourcing, curation, matching, customer guidance, and global coordination. Today, AI adds an intelligent layer across the system, helping us personalize, curate, match, and support at scale without losing the depth of the experience. We are focused not on what AI will replace, but on what it can scale: **what makes us human.**

Additionally, **demand is outpacing supply.** 46% of interested guests could not book because we do not yet have enough curated, activated artist density across the combinations guests want most: a specific art form, in a specific location, on dates that work. We already have 1,200+ artists on the waitlist. This capital is designed to help us meet this moment by expanding the right supply, improving matching, deepening our infrastructure, and building the conversion systems that allow more demand to book.

The Story of VAWAA



I started VAWAA from a belief that some of the most transformative learning in life happens not on screens, but in the presence of someone who has devoted years, often decades, to mastering a craft.

In an artist's studio, you do not just learn technique. You absorb rhythm, taste, discipline, perspective, and a way of being. You leave with more than a skill. You leave changed.

That belief came from decades working across design and technology, and from traveling to 65+ countries learning directly from artists and craftspeople. Over time, it became clear that this kind of experience was not only personally transformative. It was also missing as a category. There was no real platform helping people access this kind of learning at scale, and no real infrastructure helping artists share their knowledge in a way that created meaningful income while preserving the integrity of their practice.

That is why I started VAWAA.

Since then...



We've built a network across 42 countries.

Search by artform, destination, artist   🔍   Sort by   ⇅   Hide Map



Red Clay Ceramics with Macrina

San Marcos Tlapazola, Oaxaca, Mexico
$1300   6 Days



Quilts of Gee's Bend with Loretta & Marlene

Gee's Bend, Alabama , United States
$855   4 Days



Japanese Ink Painting with Shukou

Tokyo, Japan
$1200   3 Days

Handsewn Shoemaking with Deborah & James

London, United Kingdom
$4040   10 Days

Bladesmithing and Cooking with Sam

Ennistymon, County Clare, Ireland
$1955   4 Days

Bamboo Crafts and Earthen Construction with Nripal & Pranathi

Kathmandu, Nepal
$640   5 Days

VAWAA's network includes notable artists across disciplines, geographies, and generations — from globally recognized contemporary artists to master craftspeople preserving rare cultural lineages.

These include **Loretta and Marlene Pettway** of the acclaimed **Quilters of Gee's Bend**, to **Merlyn Chesterman** of the **Royal Society of Painter-Printmakers**, to **Marjolein Dallinga**, former costume designer for **Cirque du Soleil**. Guests can also learn from artists such as **Thao Vu**, one of Hanoi's leading textile designers; **Yoshinori Shimatani**, one of only ten remaining rin bell makers in Japan; **Ana María Restrepo**, whose career includes **Alexander McQueen** and **Hand & Lock**; **Manoocher Deghati**, award-winning photojournalist; **Macrina Mateo**, pioneering Zapotec potter; and **Pum Pum**, one of Argentina's best-known muralists.

Each experience is designed for depth and intimacy: **4–6 days in the artist's studio**, learning by hand through materials, tools, and experimentation; **1:1 and tailored to the guest's personal interests**, rather than a fixed curriculum; and grounded in **immersion in the artist's life and community**, through shared meals, local context, and the people and places that shape their practice.

95% of guests have described it as "life-changing".



34,590	84+	15%
Hours of Human Creativity	NPS Score	Repeat Rate

$1865	76-83%	98%
Average Booking Value, up 93% since 2019	Gross Margins	Artist Retention

We also have **1,200+ artists on the waitlist**, signaling strong artist-side demand.

What we've built: a product people deeply value, an artist base that trusts us, a customer base that returns and refers, and a business model with strong underlying economics.

Growing organically at ~25–30% year over year with no paid marketing.

+50.4%
in 2026



2019 2020 2021 2022 2023 2024 2025 2026



> We have struggled to put into words how meaningful and inspiring the experience has been for us. We learnt the creative process and history of Gee's Bend quilting, shared stories, laughed, and soaked in the richness of Gee's Bend people and place.

Victoria, Quilts of Gee's Bend with Loretta & Marlene in USA



> I've now taken part in five VAWAAs — each one a miniature apprenticeship with a master artist somewhere in the world.

Lionel, Culinary Techniques with Benjamin in Spain



> This was truly one of the best experiences I've had traveling, ever. I'm a printmaker. I was able to experience life in rural Japan in an authentic way I would have never discovered on my own.

Wren, Wood Carving with Takashi in Japan



> It empowered me to continue exploring solo travel and commit to nurturing my artistic identity.

Katrina, Ceramic Artworks with Anastasia in Spain





"I'm amazed at how attentive VAWAA is as a team. I feel fully supported and in awe of their clarity, communication and expertise. Teaching to super-interested audiences through VAWAA is wonderful.

Majo, Multidisciplinary VAWAA Artist in Mexico

How this scales

VAWAA is being built as a premium, high-touch marketplace with strong margins, differentiated supply, and multiple credible paths to expansion.

Today, VAWAA earns a **32–35% take rate** on bookings with **76–83% gross margins**. Artist onboarding costs about **$1,000 one time**, and the economics improve as we increase supply density, booking conversion, and repeat participation over time. This is a business with attractive unit economics at its core.

Premium Pricing	Our Service Fee	Artist Onboarding
$1865 avg. booking	32-35% per booking	$1000 one-time

We are building for durability, not growth at all costs. That means strong margins, disciplined expansion, and a clear path to profitability by 2028. But disciplined does not mean small.

The **core marketplace alone** can become a substantial business. Even with just **5,000–8,000 active artists** globally on the platform — still a small share of the broader global artist community — each doing roughly 10 bookings per year at around $2,000 AOV, the core business can support approximately **$100–200M+ GMV**, before any expansion.

And we believe the marketplace is only the beginning.

We see the marketplace as the foundation, not the ceiling. Over time, VAWAA can expand into adjacent layers that increase frequency, deepen loyalty, raise lifetime value, and make the platform more valuable to both guests and artists: repeat and alumni programs, lower-friction formats, premium journeys, and tools that help artists grow their teaching business and legacy.

Each of these layers has produced large businesses in adjacent categories. What is unique about VAWAA is that we are building them together around the same underlying behavior: the desire to learn, create, and participate more deeply in a creative life.

That is why we see VAWAA not just as a travel marketplace, but as the foundation for a much larger platform around human creativity, creative travel, and artist-led transformation.

The world is going analog. VAWAA is built for that demand.

The customer leading this shift is affluent, independent women aged 35–70 who are seeking experiences that shape how they live, think, and create. This customer already over-indexes in wellness, self-development, and experience-led spending. Demographic trends also support this: Morgan Stanley projects that by 2030, 45% of women aged 25–44 will be single and childless, pointing to a growing segment with greater autonomy, time, and discretionary income. VAWAA sits within a large and expanding market, including $1.48T in experience spending and $800B+ in wellness tourism, with luxury and slow travel projected to grow to $2.36T by 2030.

Affluent, Independent Women aged 35-70

45%	$1.48T	$800B+
25-44 yr women single & childless by 2030	experience market	wellness tourism

There is a second shift happening on the supply side. Extraordinary artists around the world hold rare knowledge, cultural lineage, and decades of lived practice, yet there is still very little infrastructure built to help them teach and earn from that knowledge at scale.

Despite a $60B+ global art market, the art world system is largely set up for selling artworks, not supporting knowledge transfer.

This is the infrastructure we are building. A place for artists to share what they know, not just what they make. To teach directly, reach people who deeply value their work, and build long-term relationships around their practice. So far, this has led to 35,000+ hours of in person creative exchange across the world. As human creativity becomes more valuable, this infrastructure can expand artists' relevance beyond the art world and closer to how we value expertise in fields like technology and business, where knowledge, perspective, and experience are assets in their own right.

That is why we do not see VAWAA as simply a travel company.

We are building the platform for human creativity in an AI world and a new travel category: **creative transformation travel.**

We are defining this category.

Most platforms optimize for either **scale** or **depth**.

On one end are short-form, activity-based experiences built for convenience, groups, and volume. They are easy to access, but rarely transformative.

On the other end are elite art residencies or serious learning environments that offer depth, but are highly selective, application-based, and inaccessible to most people.


Depth
Art & Design School
VAWAA
Elite-Art
Residencies
Tours & Retreats
Workshops
Access
Open to All
Airbnb Experiences
Domestika
Masterclass
YouTube
Short Activity-Based

VAWAA bridges that gap. We combine curated artist access, multi-day immersion, premium positioning, emotional transformation, and global reach in one trusted platform.

It is different than Airbnb Experiences.

Airbnb Experiences helps validate broad demand for experiential travel. But VAWAA is built around a fundamentally different product and customer behavior. Airbnb Experiences are typically short-form, activity-based, and optimized for accessibility and volume. VAWAA is built for depth: immersive, multi-day apprenticeships with master artists, 1:1, highly personalized, and designed around transformation rather than entertainment. This depth leads to a different customer, a higher-consideration purchase with higher average order value, stronger margins, and a more defensible supply network built on trust with artists.

Our advantage

Trusted artist relationships

Our supply is curated, not crowdsourced. Over time, we have built long-term trust with artists across geographies, disciplines, and cultural contexts. That makes the network harder to replicate and gives us access to artists others would struggle to activate.

A product competitors do not offer

VAWAA is not a short activity, a group tour, or an elite residency. It is a distinctive format: immersive, multi-day apprenticeships that are personal, premium, flexible, and emotionally resonant. That creates a kind of depth most platforms avoid because it is harder to design and operate.

Years of operational know-how

What looks simple on the surface depends on years of curation judgment, experience design, guest support, and global coordination. We have built the systems, standards, and judgment required to make a high-touch product work across a global network.

A compounding brand and data flywheel

Powerful storytelling drives referrals, repeat demand, and artist trust. As the platform grows, our data improves discovery, matching, and conversion, while AI helps us scale those systems without diluting quality.

A competitor cannot easily copy the combination of trust, product depth, systems, and accumulated know-how. As we like to say internally: **taste is the entry point. Systems are the moat.**

How AI strengthens the model

AI is a meaningful part of why this business can scale now.

AI does not replace the experience. The experience remains deeply human, real-world, and rooted in the relationship between guest and artist. What AI changes is the operational layer underneath it.

Historically, a company like this would have required a large team to manage sourcing, curation, matching, customer guidance, lifecycle marketing, and global coordination. Today, AI allows us to add an intelligent layer across the platform: helping us identify and onboard the right artists faster, match guests more effectively, reduce booking friction, personalize nurture and concierge support, and strengthen operations across a global network.

This matters because one of the biggest constraints in the business is not demand, but conversion across a complex, high-consideration journey. AI helps us scale the depth, personalization, and responsiveness that this kind of product requires, without diluting what makes it special.

In other words, we are focused not on what AI will replace, but on what it can scale: **human creativity, human connection, and a deeply human experience.**

It makes a deeply human platform scalable for the first time.

Capital unlocks a high-touch, high-margin marketplace. Scalable with AI.

We are raising capital to move VAWAA from a capital-efficient, proven model to a **denser, more scalable marketplace with stronger conversion, greater operating leverage, and profitability by 2028.**

Future projections are not guaranteed.

The capital will help us expand artist density in high-demand geographies and underrepresented disciplines, activate more demand for the existing artist base, reduce booking friction, strengthen content and lifecycle marketing, and build AI-enabled tooling across sourcing, discovery, nurture, booking, and operations.

It will also fund key hires across engineering, marketing, product, artist onboarding, and regional curation.

Backed by angels and customers

The company is backed by angels and supporters across travel, marketplaces, product, and design, including:

- Hugo Burge, founding angel and former CEO of Momondo Group and Cheapflights

- Camila Velasquez, repeat VAWAA customer and marketplace operator across New York Times Cooking, Justworks, Etsy, and American Express

- Lionel Carnot, repeat VAWAA customer and healthcare VC

- Vikram Dendi, former Chief Product Officer at Microsoft

- Malek Chalabi, artist and former product/design leader across Getty, Microsoft, and Amazon

- Radhika Bhalla, repeat VAWAA customer and research leader across Facebook, Google, DoorDash, and Yahoo

- Masha Ioveva, director of Product Design at Meta

VAWAA has also earned 40+ recognitions, including Webby Gold, partnership with American Craft Council, and press from The New York Times and Condé Nast.



We care about investor alignment

We are offering a SAFE with a $25M valuation cap, no discount, plus a Shared Earnings side letter.

VAWAA is being built as a profitable, enduring business. Our intention is to make long-term decisions based on strong, well-aligned opportunities, not external pressure to return capital on a fixed timeline. At the same time, we believe investors should have a path to returns that is not dependent only on an exit. The Shared Earnings component is designed to give investors participation in profit distribution once the business reaches profitability, while the SAFE preserves long-term equity upside.

Full legal details are available in the offering documents.

Why we chose Wefunder

We are choosing Wefunder because we want this round to do more than raise capital.

We want to welcome mission-aligned investors across a range of check sizes. We want to make the opportunity easy for our community to share. We want ownership to deepen advocacy. And we want this campaign itself to expand awareness of VAWAA and the category we are building.

VAWAA is especially well suited to a community round because belief in the company already travels through relationships. Some of our investors are also customers. Some of our customers are among our strongest advocates. And now, artists who are helping build this platform can also participate in co-ownership. Many of the people who understand this business best understand it because they have experienced its value firsthand, whether as guests, supporters, or artists themselves.

This also matters to me on a personal level. **VAWAA is female-founded.** Our team is **80% female and represents different ethnicities and perspectives.** I believe the future of travel, creativity, and ownership should be shaped by more kinds of people, and that more people should have the opportunity to participate in building the kinds of companies they want to see in the world.

Of course, this is still an early-stage investment, and there are real risks.

Premium travel can be affected by broader macro conditions, category-building takes time, and startup investments are inherently illiquid and risky. We take that seriously, and we believe transparency builds better long-term relationships with investors.

That said, we believe VAWAA is less exposed than many travel businesses. Our customer is affluent and intentional, and in moments of uncertainty, we have often seen stronger demand for experiences that offer meaning, relief, creativity, and real human connection.

human connection.

We also run a lean, adaptable business and have shown that we can adjust spend quickly and respond to changing conditions, as we did during the pandemic.

What gives me conviction is that VAWAA is already demonstrating the combination we think matters most: strong emotional resonance, premium economics, meaningful traction, real supply-side trust, and a clear bottleneck that capital can unlock.

We are not building a novelty travel brand.

We are building infrastructure for human creativity in an AI world.

We believe the strongest companies of the next decade will not only make life more efficient. They will also make life feel richer, more human, and more worth living. VAWAA is building in that direction, through creativity, travel, learning, and connection.

Thank you for considering being part of it.

Warmly,

Geetika Agrawal

Founder & CEO, VAWAA

By investing in VAWAA, you are helping build

a more human future

a new category with fast-growing demand

a new economy that elevates artists

an AI-enabled company that deepens human experience, not replaces it

a female-founded, diverse company built with its customers, community, and artists



vawaa.com
email geetika@vawaa.com for questions